Exhibit 4.6
CROWN CRAFTS, INC.
2006 OMNIBUS INCENTIVE PLAN
RESTRICTED STOCK GRANT AGREEMENT

	Number of	Date of
Grantee:	Shares:	Grant:

Vesting Date*:	Closing Price at Date of Grant:

	$	per Share:

     THIS RESTRICTED STOCK GRANT AGREEMENT (this “Agreement”) is made and entered into as of the date of the grant set forth above (the “Grant Date”) by and between Crown Crafts, Inc., a Delaware corporation (“Crown Crafts”), and the above named individual (the “Grantee”).
W I T N E S S E T H:
     WHEREAS, Crown Crafts has established the “Crown Crafts, Inc. 2006 Omnibus Incentive Plan” (the “Plan”) to advance the interests of Crown Crafts and any parent or subsidiary corporation of Crown Crafts (together with Crown Crafts, referred to collectively as the “Company”) by strengthening the Company’s ability to attract and retain individuals of training, experience and ability in the employ of the Company and to furnish additional incentive to such key employees to promote the Company’s financial success; and
     WHEREAS, pursuant to the provisions of the Plan, the Compensation Committee (the “Committee”) of the Board of Directors of Crown Crafts (the “Board”) authorized a grant of restricted capital stock of Crown Crafts to the Grantee as reflected herein on the Grant Date, the Board approved such grant on the Grant Date, and the Committee has the full power and authority to direct the execution and delivery of this Agreement in the name and on behalf of Crown Crafts in order to evidence and to set forth fully the terms of said grant.
     NOW, THEREFORE, the parties hereto agree as follows:
     1. Grant of Shares. Subject and pursuant to all terms and conditions stated in this Agreement and in the Plan, which is incorporated herein by this reference and made a part hereof as though fully set forth herein, Crown Crafts grants to the Grantee on the Grant Date the number of shares of Crown Crafts’ common stock, $0.01 par value per share (“Common Stock”), set forth above (the “Shares”). The Grantee hereby accepts the Shares on such terms and conditions.

*	Subject to acceleration as provided in Sections 2(b) and 3 hereof.

     2. Vesting/Forfeiture of Shares; Employment Termination.
     (a) In General. Unless sooner vested pursuant to Section 3 hereof, all the Shares shall become fully vested to the Grantee on the vesting date set forth above (the “Vesting Date”) so long as the Grantee remains employed with the Company throughout the period commencing on the Grant Date through the Vesting Date. Subject to the provisions of paragraph (b) immediately below, in the event that the Grantee’s employment with the Company terminates for any reason prior to the Vesting Date, all the Shares shall be forfeited to the Company and cancelled on the date of such termination.
     (b) Discretion to Accelerate Vesting. In the event that the Grantee’s employment with the Company terminates prior to the Vesting Date due to Retirement, then the Committee, in its sole and absolute discretion, may cause all or any part of the Shares nevertheless to become fully vested on the Vesting Date (or sooner, in the discretion of the Committee). In the event that the Grantee’s employment with the Company terminates prior to the Vesting Date due to either Disability or Death, then all of the Shares nevertheless shall become fully vested on the Vesting Date, provided that the Committee, in its sole and absolute discretion, may cause all or any part of the Shares to become fully vested prior to the Vesting Date. For purposes of this paragraph (b), the following terms shall have the following meanings:
     (1) Death. The date of death of the Grantee as established by the relevant death certificate.
     (2) Disability. The date on which the Grantee becomes permanently and totally disabled within the meaning of Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), which shall be determined by the Committee on the basis of such medical or other evidence as it may reasonably require or deem appropriate.
     (3) Retirement. The date of termination of the Grantee’s employment either (i) under conditions which would constitute “normal retirement” or “early retirement” under any tax qualified retirement plan maintained by the Company or (ii) after attaining age 65.
     3. Vesting of Shares; Change in Control. As provided in Section 7.1 of the Plan, all unvested Shares not previously forfeited and cancelled pursuant to Section 2(a) hereof shall become immediately and fully vested in the Grantee on the day immediately preceding the date of the consummation of any Change in Control as defined in the Plan (or sooner, in the discretion of the Committee).
     4. Section 83(b) Election. If the grant of the Shares would not be taxable under the provisions of Section 83(a) of the Code, as a result of the forfeiture and restriction on transferability provisions contained herein, then the Grantee shall be authorized, in the Grantee’s discretion, to make an election to be taxed on the grant of the Shares under Section 83(b) of the Code. To effect such election, the Grantee shall file an appropriate election with the Internal Revenue Service and shall submit a copy of any such election to the Company within thirty (30) days after the grant of the Shares and otherwise in accordance with applicable Treasury Regulations. The Company’s copy of the election shall be sent to the Committee at Crown Crafts, Inc., 916 South Burnside Avenue, P.O. Box 1028, Gonzales, LA 70737, Attention: Chairman.
THE GRANTEE ACKNOWLEDGES THAT IT IS THE GRANTEE’S SOLE RESPONSIBILITY AND NOT THE COMPANY’S TO FILE TIMELY THE ELECTION UNDER SECTION 83(b) OF THE CODE, IN THE EVENT THAT THE GRANTEE DESIRES TO MAKE THE ELECTION.
     5. Withholding Taxes. The Grantee acknowledges that he or she generally will be required to recognize income for federal, state or local income tax purposes upon the vesting of the Shares (or upon the grant of the Shares, if the Grantee makes an election with respect to the Shares pursuant to Section 83(b) of the Code, as more fully described in Section 4 hereof), and that such income generally will be subject to withholding of tax by the Company (the “Tax”). The Grantee agrees that the Company, in its discretion, may withhold such Tax in any of the following ways:
     (a) The Company may withhold an appropriate amount from any compensation or any other payment of any kind then payable or which may become payable to the Grantee.
     (b) The Committee may require the Grantee to make a cash payment to the Company equal to the amount of withholding required in the opinion of the Company.
     (c) The Grantee may request, in lieu of cash payment, that the Company accept shares of Common Stock already owned by the Grantee or withhold a portion of the Shares, each as more fully described below. If the Committee grants any such request in whole or in part, in its sole and absolute discretion, any shares so accepted or withheld by the Company under this paragraph (c) shall be valued at their fair market value, as determined in good faith by the Board. In no such event shall any fractional shares be accepted or withheld, and thus any deficiency remaining after the acceptance or withholding of whole shares shall be satisfied by the Grantee in cash.
     In the event the Committee permits payment of the Tax or any portion thereof to be made in whole or in part with previously issued shares of Common Stock owned by the Grantee, the stock certificates evidencing the shares so to be used shall be surrendered to the Company by the date determined by the Company for such surrender and shall be duly endorsed or accompanied by duly executed stock powers to transfer the same to the Company. In the event the Committee permits payment of the tax to be made in whole or in part with a portion of the Shares, the Grantee need not surrender any stock certificates but shall provide upon request a written statement directing the Company to retain that number of Shares as shall equal the number of shares of Common Stock that would have been surrendered to the Company if the Tax had been paid with previously issued stock.
     In the event Grantee does not make such payment when requested, the Company may refuse to issue or cause to be delivered any Shares under this Agreement or any other incentive plan agreement entered into by the Grantee and the Company until such payment has been made or arrangements for such payment satisfactory to the Company have been made.

     6. Escrow and Delivery of Shares.
     (a) Escrow; Legend. The Shares shall be issued in the name of the Grantee as soon as reasonably practicable after the Grantee has executed this Agreement and a Stock Power substantially in the form attached hereto as Exhibit A. Prior to the time the restrictions on the Shares lapse pursuant to Section 2 hereof, the Shares may not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, but the Grantee shall have all other rights of a stockholder with respect to the Shares as set forth in Section 7 hereof. Certificates representing the Shares shall be held by the Company in escrow and shall remain in the custody of the Company until their delivery to the Grantee or his estate as set forth in paragraph (b) immediately below or their forfeiture to the Company as set forth in Section 2(a) hereof. Each such stock certificate shall bear a legend in substantially the following form:
This certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture and restrictions against transfer) contained in the Crown Crafts, Inc. 2006 Omnibus Incentive Plan (the “Plan”) and a Restricted Stock Grant Agreement (the “Agreement”) between the registered owner of the shares represented hereby and Crown Crafts, Inc. Release from such terms and conditions shall be made only in accordance with the provisions of the Plan and the Agreement, copies of which are on file in the office of the Secretary of Crown Crafts, Inc.
     (b) Delivery. As soon as practical following the lapse of the restrictions pursuant to Section 2 hereof (or following the vesting of Shares by reason of a Change in Control pursuant to Section 3 hereof), provided the Grantee has satisfied all applicable withholding requirements with respect thereto, the Company shall issue new certificates which shall not bear the legend set forth in paragraph (a) immediately above; provided, however, that the Shares will be delivered only in compliance with all applicable federal and state securities and other laws.
     7. Voting Rights; Dividends; Capital Changes. The Grantee shall have the full power to vote all of the Shares (including any unvested Shares) from time to time and shall be entitled to receive all dividends declared upon any of the Shares (including any unvested Shares) from time to time (net of any applicable withholding taxes). The Grantee hereby acknowledges that any cash dividends declared upon unvested Shares shall be payable to the Grantee solely in cash and shall not be eligible for reinvestment in any dividend reinvestment program administered by the Company. All shares of capital stock or other securities issued with respect to any of the Shares or in substitution thereof, whether by the Company or by another issuer, shall be subject to all of the terms of this Agreement and may be forfeited to the Company under Section 2(a) hereof under the same circumstances as the Shares with respect to, or in substitution for, which they were issued.
     8. No Rights to Employment. Neither this Agreement nor the Plan shall confer upon the Grantee any rights of employment with the Company, including, without limitation, any right to continue in the employ of the Company, or shall affect the right of the Company to terminate the employment of the Grantee at any time, with or without cause.

     9. Heirs and Successors. This Agreement and all terms and conditions hereof shall be binding upon the parties hereto, and their successors, heirs, legatees and legal representatives.
     10. Plan Controls. Copies of the Plan will be made available to the Grantee upon request. In the event of any conflict between the Plan and this Agreement, the Plan shall control and this Agreement shall be deemed to be modified accordingly; provided, however, that, notwithstanding the foregoing, it is hereby agreed that Sections 7.2(a) and 7.2(b) of the Plan shall not be applicable to this Agreement or the granting or vesting of the Shares hereunder for any purpose.
     11. Governing Law. To the extent not superseded by federal law, the laws of the State of Delaware shall control in all matters relating to this Agreement.
     IN WITNESS WHEREOF, the parties hereto have executed this Restricted Stock Grant Agreement, all as of the Grant Date set forth herein.

CROWN CRAFTS, INC.

By:

Chairman of the Committee

GRANTEE

EXHIBIT A
STOCK POWER
     FOR VALUE RECEIVED,                                          hereby sells, assigns and transfers unto                                                                                                                                                                                       (                    ) shares of the $0.01 par value per share Common Stock of Crown Crafts, Inc. standing in his/her name on the books of said Corporation, represented by Certificate No.                     , and does hereby irrevocably constitute and appoint                                          attorney to transfer the said stock on the books of said Corporation with full power of substitution in the premises.
Dated:

Print Name:

GUARANTEE: